FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca licenses lipid lowering Lp(a) asset

7 October 2024

AstraZeneca strengthens its cardiovascular pipeline with agreement for a pre-clinical novel lipid-lowering therapy

AstraZeneca has entered into an exclusive license agreement with CSPC Pharmaceutical Group Ltd (CSPC) to advance the development of an early stage, novel small molecule Lipoprotein (a) (Lp(a)) disruptor that has the potential to offer additional benefits for patients with dyslipidaemia. This asset further strengthens the company's cardiovascular portfolio to help address the major risk factors driving chronic cardiovascular disease.

Under the terms of the agreement, AstraZeneca will receive access to CSPC's pre-clinical candidate small molecule, YS2302018, an oral Lp(a) disruptor, with the aim of developing this as a novel lipid-lowering therapy with potential in a range of cardiovascular disease indications alone or in combination, including with the oral small molecule PCSK9 inhibitor, AZD0780.

YS2302018 was discovered by CSPC and has been shown to effectively prevent the formation of Lp(a). Lp(a) is a form of low-density lipoprotein (LDL) that plays a key role in the transport of cholesterol in the blood stream.1 Elevated levels of Lp(a), as well as elevated LDL-cholesterol, are known risk factors for cardiovascular disease, including coronary artery disease and stroke.2

Sharon Barr, Executive Vice President and Head of BioPharmceuticals R&D, AstraZeneca, said: "This asset is an important addition to our cardiovascular pipeline and could help patients to more effectively manage their dyslipidaemia and related cardiometabolic diseases. Given the scale of unmet need, with cardiovascular disease being a leading cause of death globally, advancing novel therapies that can be used alone or in combination to effectively address known risk factors and advance patient care is particularly important and a key part of our strategy."

Dongchen Cai, Chairman of the Board, CSPC Pharmaceutical Group Ltd, said "Lipoprotein (a) represents a very important target for dyslipidemia and implicated in multiple cardiometabolic diseases. Through this agreement with AstraZeneca and their global capabilities in clinical development and commercialisation, we look forward to accelerating the development of YS2302018, a novel small molecule Lp(a) disruptor to benefit the millions of patients worldwide living with these diseases."

Financial considerations
CSPC will receive an upfront payment of $100 million from AstraZeneca. CSPC is also eligible to receive up to $1.92 billion for further development and commercialisation milestones plus tiered royalties.

Notes

About dyslipidaemia and cardiovascular disease
Elevated Lp(a) and LDL-c  levels in plasma are a key risk factor for cardiovascular disease and this is estimated to cause 2.6 million deaths worldwide annually.2,3 Despite current treatment options, the global burden of dyslipidaemia is on the rise.4 More than 70% of patients with atherosclerotic cardiovascular disease (ASCVD) are still not achieving their LDL-C target, so there remains a vast unmet need among high-risk patients for more varied and effective treatment options.5,6 AstraZeneca is investing in a pipeline of medicines for addressing risk factors and slowing progression to chronic cardiovascular disease, including AZD0780, an oral small molecule PCSK9 inhibitor under investigation for the treatment of dyslipidaemia.7

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Saeedi R, Frohlich J. Lipoprotein (a), an independent cardiovascular risk marker. Clin Diabetes Endocrinol. 2016;2:7. Published 2016 Mar 31. doi:10.1186/s40842-016-0024-x.
2.   Vinci P, Di Girolamo FG, Panizon E, et al. Lipoprotein(a) as a Risk Factor for Cardiovascular Diseases: Pathophysiology and Treatment Perspectives. Int J Environ Res Public Health. 2023;20(18):6721. Published 2023 Sep 6. doi:10.3390/ijerph20186721.
3.   World Health Organization (WHO) [Internet]. Raised cholesterol; [cited 2024 October 02. Available from: https://www.who.int/data/gho/indicator-metadata-registry/imr-details/3236.
4.   Pirillo A, et al. Global epidemiology of dyslipidaemias. Nat Rev Cardiol. 2021;18(10):689-700.
5.   Cannon CP, et al. Use of Lipid-Lowering Therapies Over 2 Years in GOULD, a Registry of Patients With Atherosclerotic Cardiovascular Disease in the US. JAMA Cardiol. 2021;6(9):1-9.
6.   Krahenbuhl S, et al. Unmet Needs in LDL-C Lowering: When Statins Won't Do! Drugs. 2016;76(12):1175-90.
7.   Vega RB, et al. AZD0780, the first oral small molecule PCSK9 inhibitor for the treatment of  hypercholesterolemia: Results from a randomized, single-blind, placebo-controlled phase 1 trial European Atherosclerosis Society Congress; May 26-29; Lyon, France 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 October 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary